EXHIBIT 7.1

COMPUTATION OF NET DEBT TO SHAREHOLDERS’ EQUITY RATIO

Computation of net debt to equity ratio

The computation of net debt to equity ratio as of March 31, 2022 and 2021 is as follows:

	As of March 31,
	2022	2021

	(Rs. in million)
Long-term debt	977,483.5	931,019.7
Short-term debt (including current portion)	419,178.7	427,917.4
Total debt (A)	1,396,662.2	1,358,937.1
Cash and cash equivalents	381,590.1	317,000.1
Mutual fund (current portion)	219,721.0	190,511.8
Total investible surplus (B)	600,311.1	507,511.9
Net Debt (A-B)	795,351.1	851,425.2
Equity (including non-controlling interest)	440,564.6	519,135.8
Net debt/equity	1.8	1.6